

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

October 9, 2008

Mr. George E. Kazantzis
President and Principal Financial Officer
Envirokare Tech, Inc.
641 Lexington Avenue, 14th Floor
New York, New York 10022

> **RE: Envirokare Tech, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **File No. 0-26095**

Dear Mr. Kazantzis:

We have reviewed your letter dated September 15, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis

Results of Operations

2. We have read your response to comment two from our letter dated August 29, 2008. You arrived at the amounts characterized as idle facility costs by adjusting

the cost of goods account for the respective operational periods to reflect the apportionment of the resultant idle facility costs to the cost of goods account. It is not clear whether you reclassified idle facility costs from the costs of goods line item to other financial statement line items. Please clarify. Please help us further understand your accounting and presentation of amounts characterized as idle facility costs. Specifically, please provide us with a listing of the components of these costs for the year ended December 31, 2007 and the six months ended June 30, 2008, if applicable. For each component, clearly identify the nature, amount, and line item this component would be included in if it was not characterized as idle facility costs.

Item 8A. Controls and Procedures

3. We have read your response to comment three from our letter dated August 29, 2008. Please confirm that under the caption Management's Annual Report on Internal Control Over Financial Reporting, you will clearly disclose whether or not you determined your internal controls over financial reporting to be effective. Refer to Item 308(a)(3) of Regulation S-B.

Financial Statements

Note 2 – Summary of Accounting Policies

Revenue Recognition

4. We have read your response to comment seven from our letter dated August 29, 2008. Please further disclose the terms of any significant research and development agreements in place in accordance with paragraph 14(a) of SFAS 68. Please also disclose how you determined it was appropriate to account for these arrangements as an obligation to perform contractual services instead of an obligation to repay funds provided pursuant to SFAS 68.

Note 7 – Convertible Debentures, Conventional Convertible Debentures and Notes Payable to Shareholders

5. We have read your response to comment 12 from our letter dated August 29, 2008. Please help us further understand your accounting of the convertible debentures, including your accounting of the conversion feature associated with the corresponding accrued interest. Your explanation should include the following:
    - Please disclose the specific terms of the agreement as it relates to the conversion of accrued interest;
    - You indicate that with respect to the beneficial conversion feature of the accrued interest, you treated the beneficial conversion feature, calculated on a quarterly basis during the term of the original note, as a warrant and used

> Black-Scholes to calculate the beneficial conversion feature. Please tell us how you determined that the beneficial conversion feature should be treated as a warrant. Please cite the accounting literature used to support your conclusion. Please also tell us when interest is recognized and what measurement date you use for the conversion feature; and

- Please provide us with your calculations to show us how you calculated the beneficial conversion features related to the convertible debentures in accordance with EITF 98-5.

Note 13 – Commitments and Contingencies

Litigation

6. We have read your response to comment 17 from our letter dated August 29, 2008. In connection with the settlement agreement with Mr. Pappas, you agreed to a $200,000 credit in connection with his future exercise of options and warrants held in his name. It still remains unclear how you accounted for this credit related to options and warrants held by Mr. Pappas. You indicate that you followed the provisions of SFAS 154 instead of SFAS 123R. Please disclose the specific provisions of SFAS 154 that were followed in support of your accounting treatment for the $200,000 credit. Please also provide us with a comprehensive explanation of how this credit was applied to options and warrants held by Mr. Pappas.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

General

7. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief